EXHIBIT 11

ALICO, INC.

Computation of Earnings per share

(in thousands except per share data)

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2004	2003	2004	2003
Net income	$2,340	$2,065	$15,133	$3,113
Weighted shares outstanding	7,263	7,110	7,195	7,105

Basic Earnings per share	$0.32	$0.29	$2.10	$0.44
(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	113	156	113	156

Weighted shares, diluted	7,376	7,266	7,308	7,261

Fully diluted Earnings per share	$0.32	$0.28	$2.07	$0.43
(Net income dividied by dilutive shares)